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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                       SEC File Number 000-24815
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                                                          CUSIP Number 45814H103
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(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended:   June 30, 1999

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________



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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


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PART I - REGISTRANT INFORMATION


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Full Name of Registrant
Former Name if Applicable
                  Integrated Transportation Network Group Inc.
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Address of Principal Executive Office (Street and Number)

                          575 Lexington Ave., Suite 410
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City, State and Zip Code
                            New York, New York 10022
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            | |      (a)   The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            | |      (b)   The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before
                           the fifteenth calendar day following the prescribed
                           due date; or the subject quarterly report or
                           transition report on Form 10-Q, or portion thereof
                           will be filed on or before the fifth calendar day
                           following the prescribed due date; and
            | |      (c)   The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's business consists entirely of the business of its 92% owned subsidiary, Shenzhen Jinzhenghua Transportation Industrial Development Co., Ltd., whose operations are located entirely in the Peoples Republic of China. Despite the Company's best efforts, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 1999 within the prescribed time period because the Company is having difficulty obtaining certain information located in the Peoples Republic of China that is necessary to the completion of the Form 10-Q. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after it obtains the necessary information.
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PART IV - OTHER INFORMATION

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(1)     Name and telephone number of person to contact in regard to this notification

        Willy W. Wu                                212             572-9612
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        (Name)                                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      Yes [   ]    No [   ]*

        * Because of the Company's difficulty in obtaining certain information, as described in Part III above, the Company cannot determine whether or not there has been a significant change in results of operations from the corresponding period for the last fiscal year.



                  Integrated Transportation Network Group Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 16, 1999            By: /s/  Andrew Lee
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                                      Name:  Andrew Lee
                                      Title: President

Date:  August 16, 1999            By: /s/  Willy Wu
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                                      Name:  Willy Wu
                                      Title: Principal Accounting Officer


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